December 6, 2013

Terence O’Brien, Branch Chief

Jenn Do, Staff Accountant

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Donaldson Company, Inc. Form 10-K filed September 27, 2013 File No. 1-7891

Dear Mr. O’Brien and Ms. Do:

This letter is in response to your letter dated November 21, 2013 (the “SEC Comment Letter”) , regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2013

Management’s Discussion and Analysis, page 11

Results of Operations, page 11

1.	Multiple factors impacting the results of operations are cited throughout the discussion and analysis, including and in particular on page 13. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, you state on page 13 that the percentage earnings increase in earnings before income taxes was driven by “benefits from the Company’s ongoing Continuous Improvement initiatives and a higher percentage of sales coming from replacement filters, partially offset by increased incremental expenses related to the Company’s Strategic Business Systems project (which is the Company’s multi-year implementation of a global enterprise resource planning system), higher pension and insurance costs, and lower fixed cost absorption as a result of lower production volumes (primarily in the first half of the year).” On pages 14-15, you describe the sales of the product groups, which changes for each group are attributable to more than one factor. However, you do not disclose the impact of the factors contributing to these changes. Refer to Item 303(A)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

United States Securities and Exchange Commission

December 6, 2013

Donaldson Response

In future filings, beginning with our Form 10-Q for the first quarter ended October 31, 2013 (which we filed on Friday, December 6, 2013), we will expand our MD&A to provide further quantification of the impact of individual factors when we present multiple factors impacting the results of operations.

Results of Operations, page 11

2.	We note that your single largest customer, Caterpillar Inc., has cut its fiscal guidance three times in the past year and cites a significant drop in orders for new mining equipment as the primary reason for its lowered guidance. In future filings, please discuss how Caterpillar Inc.’s lowered fiscal guidance will materially impact net sales for your business segments. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release no. 33-6835.

Donaldson Response

We consider the announcements from all of our major Customers, as well as their updated guidance and outlook as part of our internal process of updating our guidance that we provide in our “Outlook” section of MD&A as part of each of our periodic filings. The Outlook included in our most recent Form 8-K filed on November 21, 2013, and also included in the Form 10-Q filed on December 6, 2013, reflected our management’s view of how the Caterpillar guidance released on October 23, 2013 would impact us for our fiscal year 2014. Since Caterpillar, Inc. represents less than 10 percent of our sales and the decreases in its demand are consistent with the rest of our Customers which have business in the mining end market, we do not think it is appropriate to reference this one Customer. Rather, we have quantified the impact that mining is expected to have on our net sales in our Engine segment as part of our Outlook as it is a known trend in accordance with Item 303(a)(3)(ii).

Note K Income Taxes, page 51

3.	Based on your disclosure on page 52 it does not appear that you repatriated any foreign earnings during fiscal 2013, though we note the relatively small impact therefrom in the tax rate reconciliation on page 51. However, you indicated that you repatriated $80 million at year end in the CFO’s prepared remarks of the earnings call transcript. Please clarify or reconcile.

United States Securities and Exchange Commission

December 6, 2013

Donaldson Response

During fiscal year 2013, we repatriated $70 million in the first quarter and $80 million in the fourth quarter for a total of $150 million from our foreign entities to the United States (U.S.). As disclosed on page 52, our intention is to repatriate earnings from our foreign locations only when it is tax neutral to do so. We further state that if any portion of our foreign earnings were to be distributed outside of the foreign entity, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings plus any available foreign tax credit carryovers. This was the case in 2013. The amount repatriated during fiscal year 2013 generated foreign tax credits in excess of the related U.S. tax liability, which is disclosed as 0.2 percent favorable impact on the rate reconciliation on page 51. To the extent we repatriate cash in the future, we will more clearly state the amount repatriated.

Note L Segment Reporting, page 53

4.	You disclose that the reportable segments account for receivables on a net basis and account for inventory on a standard cost basis, which is different from those described in the summary of significant accounting policies. You further state on page 54 that segment allocated assets are primarily accounts receivable, inventories, property, plant and equipment and goodwill. Given this disclosure, it is unclear to us why or how these differences exist. Please explain. Please describe the “net basis” reportable segment accounting policy and explain how it differs from the policy on page 34. Please quantify how these differences are reflected in the financial statements.

Donaldson Response

In our filing, we disclose that the reportable segments account for receivables on a net basis. By net basis, we mean that the entire accounts receivable balance, as well as the allowance for doubtful accounts, is allocated to the reportable segments. There is not a difference between the accounting policy used for accounts receivable in the segment results versus the consolidated results. We will further clarify this in future filings as discussed below.

In addition, we note that ASC 280 requires information to be reported on the same basis by which it is reported internally, even if the segment information is not in conformity with U.S. GAAP. Specifically, paragraph 50-27 of ASC 280 states the following:

“The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity's general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.”

United States Securities and Exchange Commission

December 6, 2013

We allocate inventory to the segments ratably based on their respective standard costs. In addition, we do not allocate the LIFO reserve that is required under U.S. GAAP to the segments’ inventory in our management reporting. The amount of inventory reserves in corporate and unallocated as of July 31, 2013 was $13.2 million. Therefore, in conformity with ASC 280, we disclose that the reportable segments account for inventory on a standard cost basis, which is consistent with our internal reporting. We will further clarify this in future filings as discussed below.

In future Form 10-K filings, we will modify our segment footnote to further clarify as follows:

“NOTE L  Segment Reporting

Consistent with FASB guidance related to segment reporting, the Company identified two reportable segments: Engine Products and Industrial Products. Segment selection was based on the internal organizational structure, management of operations, and performance evaluation by management and the Company’s Board of Directors.

The Engine Products segment sells to OEMs in the construction, mining, agriculture, aerospace, defense, and truck markets and to independent distributors, OEM dealer networks, private label accounts, and large equipment fleets. Products include air filtration systems, exhaust and emissions systems, liquid filtration systems including hydraulics, fuel and lube, and replacement filters.

The Industrial Products segment sells to various industrial dealers, distributors, and end-users, OEMs of gas-fired turbines, and OEMs and end-users requiring clean air. Products include dust, fume, and mist collectors, compressed air purification systems, air filtration systems for gas turbines, PTFE membrane-based products, and specialized air and gas filtration systems for applications including computer hard disk drives and semi-conductor manufacturing.

Corporate and Unallocated includes corporate expenses determined to be non-allocable to the segments, interest income, and interest expense. Assets included in Corporate and Unallocated principally are cash and cash equivalents, inventory reserves, certain prepaids, certain investments, other assets, and assets allocated to general corporate purposes.

The Company has an internal measurement system to evaluate performance and allocate resources based on profit or loss from operations before income taxes. The Company’s manufacturing facilities serve both reporting segments. Therefore, the Company uses an allocation methodology to assign costs and assets to the segments. A certain amount of costs and assets relate to general corporate purposes and are not assigned to either segment. ~~Certain~~ The accounting policy~~ies~~ applied to inventory for the reportable segments differs from that~~ose~~ described in the summary of significant accounting policies. The reportable segments ~~account for receivables on a net basis and~~ account for inventory on a standard cost basis, which is consistent with our internal reporting.

Segment allocated assets are primarily accounts receivable, inventories, property, plant, and equipment, and goodwill. Reconciling items included in Corporate and Unallocated are created based on accounting differences between segment reporting and the consolidated, external reporting as well as internal allocation methodologies.

The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. . .”

United States Securities and Exchange Commission

December 6, 2013

If you have any further questions, please contact the undersigned at (952) 887-3816 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ James F. Shaw
James F. Shaw Vice President and Chief Financial Officer

Enclosure

cc: Bill Cook Chairman, President, Chief Executive Officer